UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

NxStage Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

67072V103

 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement}

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 67072V103	13G

1)	NAMES OF REPORTING PERSONS	David S. Utterberg

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	5)	SOLE VOTING POWER	1,989,528*
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER	0
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER	1,989,528*
REPORTING
PERSON WITH	8)	SHARED DISPOSITIVE POWER	0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,989,528*

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 9.4%*

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

* Includes (i) an option to purchase 1,497 shares of Common Stock at an exercise price of $0.34 per share, which option is immediately exercisable as of the date hereof and expires on November 1, 2008 (the “2008 Option”), and (ii) an option to purchase 12,000 shares of Common Stock at an exercise price of $12.59 per share, which option is immediately exercisable as of the date hereof and expires on December 8, 2010 (together with the 2008 Option, the “Options”).

Page 2 of 6 Pages

Item 1(a).	Name of Issuer: NxStage Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

439 South Union Street
5th Floor
Lawrence, Massachusetts 01843

Item 2(a).	Name of Person Filing:

David S. Utterberg

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of the Reporting Person is:

Medisystems Corporation
701 Pike Street
Seattle, Washington 98101

Item 2(c).	Citizenship:

The place of citizenship of the Reporting Person is the United States.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 67072V103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 3 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	1,989,528*

(b) Percent of class:	9.4%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,989,528*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	1,989,528*

(iv) Shared power to dispose or to direct the disposition of	0

* Includes the Options to purchase 13,497 shares of Common Stock.

The number of shares of Common Stock beneficially owned by, and the percentage of outstanding shares of Common Stock represented thereby for, the Reporting Person have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on an aggregate of 21,155,128 shares of Common Stock, which consists of (i) 21,141,631 shares of Common Stock issued and outstanding as of November 1, 2005, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 1, 2005, and (ii) 13,497 shares of Common Stock issuable upon exercise of the Options.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 4 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2006

/s/ David S. Utterberg
David S. Utterberg

Page 6 of 6 Pages